Exhibit 99.2
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1,4

	Three months ended,				Nine months ended,
(in thousands EUR, except per share data)	Sep 30, 2007		Sep 28, 2008		Sep 30, 2007		Sep 28, 2008

Net system sales	843,232		590,723		2,516,425		2,136,296
Net service and field option sales	91,142		105,770		296,842		323,562

Total net sales	934,374		696,493		2,813,267		2,459,858

Cost of sales	549,411		431,062		1,653,220		1,483,334

Gross profit on sales	384,963		265,431		1,160,047		976,524

Research and development costs, net of credits	120,077		130,157		356,829		388,657
Amortization of in process R&D	—		—		23,148		—
Selling, general and administrative costs	56,045		51,933		168,771		165,628

Income from operations	208,841		83,341		611,299		422,239

Interest income	9,527		7,059		27,958		17,633

Income from operations before income taxes	218,368		90,400		639,257		439,872

Provision for income taxes	(52,089)		(17,106)		(160,797)		(29,478)

Net income	166,279		73,294		478,460		410,394

Basic net income per ordinary share	0.35		0.17		1.01		0.95
Diluted net income per ordinary share	0.35	[2,3]	0.17	[3]	1.00	[2,3]	0.94	[3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	474,557		431,672		472,842		431,498
Diluted	481,724	[2,3]	434,491	[3]	479,881	[2,3]	434,859	[3]
ASML — Ratios and Other Data 1,4

	Three months ended,		Nine months ended,
	Sep 30, 2007	Sep 28, 2008	Sep 30, 2007	Sep 28, 2008

Gross profit as a % of net sales	41.2	38.1	41.2	39.7
Income from operations as a % of net sales	22.4	12.0	21.7	17.2
Net income as a % of net sales	17.8	10.5	17.0	16.7
Shareholders’ equity as a % of total assets	35.7	50.3	35.7	50.3
Income taxes as a % of income before income taxes	23.9	18.9	25.2	6.7
Sales of systems total (in units)	59	37	205	126
ASP of systems sales (EUR million)	14.3	16.0	12.3	17.0
Value of backlog systems total (EUR million)	1,769	1,028	1,769	1,028
Backlog systems total (in units)	90	53	90	53
ASP of backlog systems (EUR million)	19.7	19.4	19.7	19.4
Value of bookings systems total (EUR million)	857	498	2,167	1,443
Net bookings total (in units)	40	31	132	90
ASP of bookings systems (EUR million)	21.4	16.1	16.4	16.0
Number of employees	6,403	6,907	6,403	6,907

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,4

(in thousands EUR)	Dec 31, 2007	Sep 28, 2008

ASSETS

Cash and cash equivalents	1,271,636	1,312,993
Accounts receivable, net	637,975	574,230
Inventories, net	1,102,210	1,134,039
Deferred tax assets short-term	73,019	82,767
Other current assets	234,529	261,341

Total current assets	3,319,369	3,365,370

Deferred tax assets long-term	141,032	139,351
Other assets	59,991	50,632
Goodwill	128,271	129,238
Other intangible assets, net	38,195	28,846
Property, plant and equipment, net	380,894	503,057

Total assets	4,067,752	4,216,494

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	1,321,437	1,273,016
Deferred tax and other liabilities	245,415	215,182
Other deferred liabilities	7,936	8,749
Other long-term debt	602,016	596,699

Total liabilities	2,176,804	2,093,646

Shareholders’ equity	1,890,948	2,122,848

Total liabilities and shareholders’ equity	4,067,752	4,216,494

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,4

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 30, 2007	Sep 28, 2008	Sep 30, 2007	Sep 28, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	166,279	73,294	478,460	410,394

Depreciation and amortization	28,008	29,177	105,527	86,298
Disposals of property, plant and equipment	1,698	1,413	12,572	3,828
Share-based payments	3,675	3,687	10,342	10,362
Change in tax assets and liabilities	(5,306)	(5,970)	24,274	(98,283)
Change in assets and liabilities	(20,024)	(80,747)	(10,083)	5,584

Net cash provided by operating activities	174,330	20,854	621,092	418,183

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(49,676)	(68,237)	(125,188)	(188,711)
Proceeds from sale of property, plant and equipment	—	—	3,355	—
Purchases of intangible assets	—	(35)	—	(35)
Acquisition of subsidiary (net of cash acquired)	—	—	(188,011)	—

Net cash used in investing activities	(49,676)	(68,272)	(309,844)	(188,746)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	—	(156,253)	(87,603)
Dividend paid	—	(394)	—	(107,841)
Net proceeds from issuance of shares and stock options	19,464	1,439	40,505	4,967
Net proceeds from issuance of bonds	—	—	593,790	—
Excess tax benefits from stock options	6,226	(1,943)	7,062	4,027
Redemption and/or repayment of debt	(1,530)	(1,280)	(1,875)	(1,280)

Net cash provided by (used in) financing activities	24,160	(2,178)	483,229	(187,730)

Net cash flows	148,814	(49,596)	794,477	41,707

Effect of changes in exchange rates on cash	(2,846)	1,691	(5,107)	(350)

Net increase (decrease) in cash & cash equivalents	145,968	(47,905)	789,370	41,357

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1,4

	Three months ended,
(in millions EUR, except per share data)	Sep 30, 2007	Dec 31, 2007	Mar 30, 2008	Jun 29, 2008	Sep 28, 2008

Net system sales	843.2	834.8	820.0	725.6	590.7
Net service and field option sales	91.2	120.1	99.2	118.6	105.8

Total net sales	934.4	954.9	919.2	844.2	696.5

Cost of sales	549.4	565.3	545.6	506.7	431.1

Gross profit on sales	385.0	389.6	373.6	337.5	265.4

Research and development costs, net of credits	120.1	129.3	128.3	130.2	130.2
Selling, general and administrative costs	56.0	56.9	57.3	56.4	51.9

Income from operations	208.9	203.4	188.0	150.9	83.3

Interest income	9.5	5.5	4.2	6.4	7.1

Income from operations before income taxes	218.4	208.9	192.2	157.3	90.4

Benefit from (provision for) income taxes	(52.1)	(8.1)	(47.1)	34.7	(17.1)

Net income	166.3	200.8	145.1	192.0	73.3

Basic net income per ordinary share	0.35	0.46	0.34	0.45	0.17
Diluted net income per ordinary share [2,3]	0.35	0.45	0.33	0.44	0.17

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	474,557	439,317	431,600	431,221	431,672
Diluted [2,3]	481,724	444,569	434,959	434,585	434,491
ASML — Quarterly Summary Ratios and other data 1,4

	Three months ended,
	Sep 30, 2007	Dec 31, 2007	Mar 30, 2008	Jun 29, 2008	Sep 28, 2008

Gross profit as a % of net sales	41.2	40.8	40.6	40.0	38.1
Income from operations as a % of net sales	22.4	21.3	20.5	17.9	12.0
Net income as a % of net sales	17.8	21.0	15.8	22.7	10.5
Shareholders’ equity as a % of total assets	35.7	46.5	44.5	49.7	50.3
Income taxes as a % of income before income taxes	23.9	3.9	24.5	(22.1)	18.9
Sales of systems total (in units)	59	55	50	39	37
ASP of system sales (EUR million)	14.3	15.2	16.4	18.6	16.0
Value of backlog systems total (EUR million)	1,769	1,697	1,167	1,106	1,028
Backlog systems total (in units)	90	89	65	59	53
ASP of backlog systems (EUR million)	19.7	19.1	18.0	18.8	19.4
Value of booking systems total (EUR million)	857	803	312	632	498
Net bookings total (in units)	40	54	26	33	31
ASP of bookings systems (EUR million)	21.4	14.9	12.0	19.2	16.1
Number of employees	6,403	6,582	6,765	6,821	6,907

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,4

(in millions EUR)	Sep 30, 2007	Dec 31, 2007	Mar 30, 2008	Jun 29, 2008	Sep 28, 2008

ASSETS

Cash and cash equivalents	2,445.2	1,271.6	1,397.1	1,360.9	1,313.0
Accounts receivable, net	611.7	638.0	741.5	516.9	574.2
Inventories, net	1,021.2	1,102.2	1,152.0	1,130.2	1,134.0
Deferred tax assets short-term	131.3	73.0	71.1	69.8	82.8
Other current assets	214.2	234.6	267.6	262.2	261.4

Total current assets	4,423.6	3,319.4	3,629.3	3,340.0	3,365.4

Deferred tax assets long-term	143.5	141.0	135.8	157.7	139.4
Other assets	39.9	60.0	85.7	39.3	50.6
Goodwill	133.4	128.3	119.7	119.8	129.2
Other intangible assets, net	44.2	38.2	32.5	30.1	28.8
Property, plant and equipment, net	343.3	380.9	401.4	458.1	503.1

Total assets	5,127.9	4,067.8	4,404.4	4,145.0	4,216.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	2,391.5	1,321.4	1,562.3	1,247.3	1,273.0
Deferred tax and other liabilities	248.3	245.4	261.5	227.0	215.2
Other deferred liabilities	8.2	8.0	7.1	18.5	8.8
Convertible subordinated debt	44.5	—	—	—	—
Other long-term debt	604.0	602.0	615.3	591.6	596.7

Total liabilities	3,296.5	2,176.8	2,446.2	2,084.4	2,093.7

Shareholders’ equity	1,831.4	1,891.0	1,958.2	2,060.6	2,122.8

Total liabilities and shareholders’ equity	5,127.9	4,067.8	4,404.4	4,145.0	4,216.5

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,4

	Three months ended,
	Sep 30,	Dec 31,	Mar 30,	Jun 29,	Sep 28,
(in millions EUR)	2007	2007	2008	2008	2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	166.3	200.8	145.1	192.0	73.3

Depreciation and amortization	28.0	29.8	30.6	26.5	29.2
Disposals of property, plant and equipment	1.7	1.6	1.1	1.3	1.4
Share-based payments	3.7	6.2	3.5	3.1	3.7
Change in tax assets and liabilities	(5.3)	(0.6)	21.8	(114.1)	(6.0)
Change in assets and liabilities	(20.1)	(157.9)	65.2	21.2	(80.7)

Net cash provided by operating activities	174.3	79.9	267.3	130.0	20.9

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(49.7)	(54.0)	(55.0)	(65.5)	(68.3)
Proceeds from sale of property, plant and equipment	—	1.7	—	—	—

Net cash used in investing activities	(49.7)	(52.3)	(55.0)	(65.5)	(68.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital repayment	—	(1,011.9)	—	—	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	(203.6)	(87.6)	—	—
Dividend paid	—	—	—	(107.4)	(0.4)
Net proceeds from issuance of shares and stock options	19.5	22.8	3.0	0.5	1.4
Excess tax benefits from stock options	6.2	1.9	—	6.0	(1.9)
Redemption and/or repayment of debt	(1.5)	(7.8)	—	—	(1.3)

Net cash provided by (used in) financing activities	24.2	(1,198.6)	(84.6)	(100.9)	(2.2)

Net cash flows	148.8	(1,171.0)	127.7	(36.4)	(49.6)

Effect of changes in exchange rates on cash	(2.8)	(2.6)	(2.2)	0.2	1.7

Net increase (decrease) in cash & cash equivalents	146.0	(1,173.6)	125.5	(36.2)	(47.9)

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS 1,4
Net income

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 30, 2007	Sep 28, 2008	Sep 30, 2007	Sep 28, 2008

Net income under U.S. GAAP	166,279	73,294	478,460	410,394
Share-based payments (see Note 1)	280	(2,492)	293	(3,009)
Capitalization of development costs (see Note 2)	9,594	14,867	29,575	55,197
Convertible subordinated notes (see Note 3)	(2,265)	—	(6,661)	—
Income taxes (see Note 4)	—	(3,119)	(7,648)	(3,081)

Net income under IFRS	173,888	82,550	494,019	459,501
Shareholders’ equity

	Sep 30,	Dec 31,	Mar 30,	Jun 29,	Sep 28,
(in thousands EUR)	2007	2007	2008	2008	2008

Shareholders’ equity under U.S. GAAP	1,831,438	1,890,948	1,958,159	2,060,575	2,122,848
Share-based payments (see Note 1)	7,126	787	(3,420)	(3,266)	(7,904)
Capitalization of development costs (see Note 2)	120,344	138,424	157,900	176,818	193,780
Convertible subordinated notes (see Note 3)	2,894	—	—	—	—
Income taxes (see Note 4)	—	8,852	9,186	8,478	5,969

Shareholders’ equity under IFRS	1,961,802	2,039,011	2,121,825	2,242,605	2,314,693
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.

Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12, unrealized net income resulting from intercompany transactions that is eliminated from the carrying amount of assets on consolidation gives rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

1	All quarterly information in this press release is unaudited.

2	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.

3	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans as such exercises would have a dilutive effect.

4	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 the cost accrual method was used. This change in accounting policy was made because the deferred revenue model better reflects the business rationale. In addition the International Financial Reporting Interpretation Committee concludes in interpretation 13 (IFRIC 13 “Customer Loyalty Programmes”) that the deferred revenue model is the appropriate accounting treatment. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.1 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.6 million (decrease) and EUR 0.1 million (increase) respectively.